Paul Hastings LLP 695 Town Center Drive, 17th Floor Costa Mesa, California 92626 Telephone (714) 668-6200 Facsimile (714) 979-1921
Internet www.paulhastings.com

VIA EDGAR [CORRESPONDENCE FILING]

(714) 668-6210

johndellagrotta@paulhastings.com

February 19, 2013

Mr. Edward P. Bartz

Staff Attorney

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kayne Anderson Energy Total Return Fund, Inc.
Registration Statement on Form N-2 (File Nos. 333-172410 and 811-21750)

Dear Mr. Bartz:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of our client, Kayne Anderson Energy Total Return Fund, Inc. (the “Fund”), is Post-Effective Amendment No. 4 (“Post-Effective Amendment No. 4”) to the Fund’s Registration Statement on Form N-2 originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 24, 2011, amended by Pre-Effective Amendment No. 1 filed on April 21, 2011 and declared effective on June 9, 2011, further amended by Post-Effective Amendment No. 1 filed on July 18, 2012, Post-Effective Amendment No. 2 filed on September 5, 2012 and Post-Effective Amendment No. 3 filed on September 25, 2012, and last declared effective on September 11, 2012 (the “Initial Registration Statement”).

Post-Effective Amendment No. 4 updates the financial statement disclosure contained in the Initial Registration Statement primarily by incorporating by reference the Fund’s financial statements, financial highlights, the accompanying notes thereto, and the report of the Fund’s independent registered public accountants contained in the Fund’s Annual Report to Stockholders on Form
N-CSR for the fiscal year ended November 30, 2012, filed by it with the Commission on February 5, 2013. Post-Effective Amendment No. 4 also updates (i) market and net asset value data and as much other information as was practicable to a more recent date; (ii) the tax disclosures; and (iii) certain risk factors relating to the Fund’s investments.

In light of the similarities between the disclosures made in the Initial Registration Statement and using the principles stated in Release 33-6510 and Release No. IC - 13768, we respectfully request that the Staff consider a cursory or no review position with respect to Post-Effective Amendment No. 4.

The Fund respectfully requests the Staff’s assistance in completing its review of Post-Effective Amendment No. 4 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any comments or questions to the undersigned at (714) 668-6210 or David A. Hearth at (415) 856-7007.

Very truly yours,

/s/ JOHN F. DELLA GROTTA

John F. Della Grotta of

PAUL HASTINGS LLP

cc:	Kevin S. McCarthy, Kayne Anderson (w/enclosures)
David S. Shladovsky, Esq., Kayne Anderson (w/ enclosures)
David A. Hearth, Esq., Paul Hastings (w/enclosures)